Media Release

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ROCHE HOLDING 82-3315

Roche

02042323

SUPPL

Basel, 27 June 2002

Chugai shareholders approve Roche alliance with overwhelming majority

Roche announced today that at the Annual General Shareholder's Meeting (AGM) of Chugai held today in Tokyo, Chugai shareholders voted with an over 90% majority in favour of the alliance with Roche. The approval is a key milestone of an unprecedented transaction between a Japanese and a Non-Japanese healthcare company. The deal will considerably strengthen Roche's and Chugai's position not only in Japan but also in the global market. The closing is now expected at the beginning of the fourth quarter 2002.

On December 10, 2001, Roche and Chugai announced that they will enter into an alliance by merging Roche's Japanese subsidiary with Chugai, thereby creating the fifth largest pharmaceutical company in Japan, the world's second largest pharmaceutical market. The Roche Group will become majority shareholder with a 50.1% interest in the new enterprise to be known as "Chugai, a member of the Roche Group".

"We are very pleased that the shareholders of Chugai voted in favour of this innovative and promising alliance with Roche. Chugai will create a new business model for growth and shareholder value, and the resource of both companies will significantly strengthen its position in the Japanese pharmaceutical market." said Franz B. Humer, Chairman and Chief Executive Officer of Roche. "Thanks to both the demographic development in Japan and our strong portfolio which includes four recently launched products the new enterprise is ideally positioned to fully exploit the high potential of the combined activities."

dw 7/2

Further procedures

As announced earlier, the deal will proceed in four steps according to the following timelines.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

Chugai will spin-off its 100% shareholding in Gen-Probe, its California based diagnostics subsidiary. Those persons registered as Chugai shareholders, as of July 31, 2002 (the standard date for the spin-off), will as a result directly own shares of Gen-Probe as of September 16, 2002 (the effective date of the spin-off). In mid August Roche will via a tender offer acquire approximately 10% (or 30 million) of Chugai's outstanding shares at 2800 Yen per share. This purchase will be followed by the merger of Chugai and Nippon Roche, which together with an additional subscription by Roche of Chugai shares at an issue price of 1780 Yen per share, will result in Roche owning 50.1% of Chugai's issued share capital.

About Chugai

Chugai is a research based pharmaceutical company with particular strengths in biotechnology products and in the therapeutic fields of renal, cancer, bone and cardiovascular diseases. With pharmaceutical sales of 188 billion Yen in 2001, Chugai is the 10th largest pharmaceutical company in Japan, spending more than 40 billion Yen on research and development with a particular focus on therapeutic antibodies and vitamin D derivatives. Chugai has invested in research and development capabilities in the US and in Europe and has established sales and marketing operations in France, Germany and the UK.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.

Furnished under Rule 12g3-2(b)
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Media Release

Roche

Basel, 26 June 2002

Eleven further grants awarded to international scientists by the Roche Organ Transplantation Research Foundation

The Roche Organ Transplantation Research Foundation (ROTRF) announced today that following its seventh cycle of grant review, eleven research grants have been awarded to scientists around the world. The grants allocated in this cycle total 2.1 million CHF. The Board of Trustees and the Scientific Advisory Committee of the ROTRF were once again very pleased with the high quality and innovation demonstrated in the applications received. Over the last four years the foundation granted a total 15 mio CHF for 75 scientists from eleven countries.

Roche as a leader in transplantation supports research with its funding of the independent Roche Organ Transplantation Research Foundation (ROTRF), which directly supports these innovative research projects attracting new researchers with novel scientific ideas to meet unmet medical needs in solid organ transplantation.

The ROTRF received 124 letters of intent from scientists around the world. Over half of the applications came from the United States (54%), while 31% came from Europe, the major country being the UK (17%). Asia, Oceania, South America and Canada accounted for the remaining 15% of the applicants.

All the letters of intent were reviewed by the Scientific Advisory Committee for scientific quality and originality, and based on these reviews the Board of Trustees invited the 22 top-ranked applicants to prepare full paper submissions. After thorough review of the 21 applications received, 11 projects were awarded full or partial grants of up to a maximum of CHF 300 000.

Through the award of these grants, the ROTRF aims to achieve its mission of advancing the science

of solid organ transplantation in order to improve the care of thousands of patients undergoing transplantation every year. The results of the funded research projects will contribute to an understanding of many aspects of the clinical and scientific adventure of transplantation, e.g. the mechanisms of long-term organ deterioration, the consequences of tissue injury, and the opportunities to intervene in these processes.

Roche in Transplantation

Roche is strongly committed to improving the long-term outcomes of transplantation and enhancing the quality of life of transplant recipients. Roche has developed three innovative therapies that improve graft and post-transplant health: CellCept is the cornerstone of low toxicity immunosuppressant therapies. CellCept is the largest selling branded immunosuppressive in North America, offers both physicians and patients the possibility of an effective long term immunosuppressive regimen with low toxicity, Zenapax prevents the acute rejection of the newly transplanted organ, and Cymevene/Cytovene/Valcyte has been developed for the prevention and treatment of cytomegalovirus, a dangerous viral infection associated with transplantation. Recently, Roche have announced a co-development agreement with Isotechnika for their new medicine, ISA_{TX} 247, a potentially more potent and less toxic calcineurin inhibitor.

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease, thus enhancing people's well being and quality of life.

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Media Release

Roche

Basel, 26 June 2002

Tamiflu marketing authorisation for treatment and prevention of influenza infection granted by European Commission

Tamiflu will be available in time for the 2002/2003 influenza season

Roche and Gilead Sciences, Inc. (NASDAQ: GILD) announced today that Roche has received approval from the European authorities to market the oral influenza drug Tamiflu (oseltamivir phosphate). Marketing authorisation has been granted for the treatment of influenza in adults and children and the prevention of influenza in adolescents and adults. Roche had received a positive recommendation for Tamiflu from the Committee for Proprietary Medicinal Products (CPMP) in March this year. This approval is the fifth market authorisation by the EU for a Roche product this year: it comes only a few days after Roche's heptatis C medicine Pegasys had been approved.

The approval was based on clinical trial data demonstrating that Tamiflu provides rapid recovery from influenza and prevention of complications, by safely and effectively targeting neuraminidase at all sites of infection. Neuraminidase is an enzyme which is important for the replication and spread of the influenza virus, the root cause of influenza illness. Treatment studies in adults show that Tamiflu provides a significant reduction in the severity of symptoms over and above symptom relievers alone, allowing people to feel better faster and to return to their normal lives more quickly. In children Tamiflu, taken orally as a convenient liquid form also reduced severity of symptoms and reduced the occurrence of otitis media, a secondary infection often seen with influence disease. Tamiflu has been shown to be effective in a variety of settings for the prevention of influenza, providing immediate protection during an influenza outbreak.

In Europe, influenza can affect up to one in ten of the adult population in a normal year, and this number can increase significantly during severe epidemics. Influenza is a common respiratory infection in children with up to one in three children affected each year. Influenza related secondary

complications are associated with excess use of antibiotics, hospitalisations and out-patient visits. In the UK in 2000 around 20,000 people died as a result of influenza and its complications.

"Access to new antivirals such as Tamiflu is important for physicians and patients. It means that the medical profession will have a new weapon to fight the influenza virus which affects many people every year in Europe knocking them flat and causing severe complications and death," commented Professor John Oxford, Barts and The London, Queen Mary's School of Medicine and Dentistry, London, UK.

Tamiflu is already available for the treatment of influenza in over 40 countries world-wide including Australia, Canada, Japan, Switzerland, United States, as well as many countries in the Far East and Latin America. Around four million patients have been treated with Tamiflu since launch. It is also approved in the United States for the prevention of influenza in adolescents and adults and in the United States and Canada for the treatment of influenza in children aged 1 year and above.

Tamiflu, co-developed with Gilead Sciences, Inc., USA, is a systemic treatment for influenza, designed to reach all key sites of infection in the body including the upper and lower respiratory tracts. The medication targets the neuraminidase protein of the influenza virus. The neuraminidase is virtually the same in all common strains of influenza. If neuraminidase is inhibited, the virus is not able to infect new cells and spread in the body.

About Gilead

Gilead Sciences is a biopharmaceutical company that discovers, develops and commercialises therapeutics to advance the care of patients suffering from life threatening diseases world-wide. The company has five marketed products and focuses its research and clinical programs on anti-infectives, including antivirals, antifungals and antibacterials. Headquartered in Foster City, California, USA, Gilead has operations in the United States, Europe and Australia.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well-being and quality of life.

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ROCHE HOLDING 82-3315

Media Release

Roche

Basel, 25 June 2002

Roche opens new production facility in South Africa

The Roche Group's Vitamins and Fine Chemicals Division today opened a new plant in Isando, South Africa, to manufacture vitamin premixes for the food industry.

Equipped with state-of-the-art production technology, the facility marks a major advance in productivity and the ability to supply high-quality ingredients to food manufacturers, and it will support projects aimed at improving the delivery of critical vitamins to consumers.

The plant is the first part of a larger project undertaken by Roche's Vitamins Division in South Africa. Phase two calls for construction of a new facility to manufacture vitamin premixes for use in animal nutrition.

These investments once again underscore Roche's leadership as a supplier of vitamins to the food, pharmaceutical and feed industries. The Group's expanded manufacturing base in South Africa also serves to reinforce Roche's position as an important employer in the country and points to a very strong future of continued success for the Vitamins Division.

Studies by independent institutes indicate that one in three children in South Africa has symptoms of vitamin A deficiency. One way of combating this is to fortify basic foodstuffs with Vitamin A, B & minerals, which is recognised by governments and leading food companies. With the new plant in Isando Roche is in a position now to supply the necessary vitamin premixes. Built in accordance with guidelines set by major food manufacturers, the facility will produce premixes satisfying the latest international standards of food hygiene.

Vitamin premixes produced by Roche South Africa will also be exported to other African countries. In more and more countries, including Nigeria, Ghana and Kenya, it has been recognised that poor

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
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nutrition is a cause of preventable diseases and additional healthcare costs. Laws mandating the fortification of staple foods are also being enacted in these countries in cooperation with UNICEF and other organisations.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-based healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address needs for the prevention, diagnosis and treatment of disease and help improve people's well-being and quality of life.

Roche's Vitamins and Fine Chemicals Division is the world's leading supplier of bulk vitamins and carotenoids. The division operates its own research centres, production facilities and global distribution network, delivering high-quality vitamins, carotenoids and other micronutrients to the feed, food, pharmaceutical and cosmetics industries. In 2001 the division employed roughly 7500 people and recorded sales of over 3.5 billion Swiss francs.

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Media Release

Roche

Basel, 24 June 2002

Roche's presence in virology strengthened through drug development collaboration with Stressgen

Roche and Stressgen announced today a collaboration on the global co-development and commercialization of Stressgen's novel drug, HspE7, to treat diseases caused by the human papilloma virus (HPV).

This novel drug will complement Roche's wide range of products for the treatment of viral infections. Roche recently announced a collaboration with the Institut Pasteur to develop an extensive range of molecular diagnostic products for the early detection of HPV. Through these two agreements Roche will be in the unique position to offer tools to diagnose HPV as well as a drug to treat these devastating diseases.

Financial Details

Under the terms of the agreement,

- Roche will have the worldwide exclusive right to market and sell HspE7 and Stressgen will have the right to co-promote the product in the U.S. to certain specialized physicians
- In addition to an equity investment of USD 5 million, Roche will pay Stressgen an upfront fee, and milestone payments, totalling up to USD 200 million, if all development and commercial milestones are achieved, as well as sales based payments.

"Roche has a long tradition in successfully developing and commercializing anti-viral drugs, alone or in partnership with other companies. Through this agreement, we will strengthen our leadership in this important therapeutic area, and we are looking forward to, together with Stressgen, developing a promising drug which will bring a major treatment advance to patients suffering from HPV," said William M. Burns, Head of Roche's Pharmaceuticals Division.

"We are delighted to partner with Roche, which has established a clear leadership position in the diagnosis and treatment of chronic viral diseases," said Daniel L. Korpolinski, President and Chief Executive Officer of Stressgen. "This collaboration with Roche validates Stressgen's achievements to date in the clinic with HspE7, and provides us with an outstanding commercial partner for potential marketing of the first Hsp fusion product for HPV. We expect to build on the success of HspE7, and increase our technology pipeline by developing additional Hsp fusion candidates in the areas of hepatitis B, herpes simplex and HIV viruses."

About HspE7

Stressgen's s HspE7 is in Phase II drug development for genital warts, and is an engineered heat shock fusion protein that induces the body's immune system to destroy HPV infected cells. This innovative drug could treat a whole spectrum of diseases from benign skin warts to dysplasias which can lead to some forms of cancer.

About HPV

HPV infection is one of the most prevalent sexually transmitted diseases, and it is estimated that there are approximately 5.5 million new cases of genital HPV infections each year in the US alone. HPV infection can also cause recurrent respiratory papillomatosis, a wart infection of the upper airways, and cervical & anal dysplasias, potentially leading to development of cancer.

About Stressgen

Stressgen is a public biopharmaceutical company focused on the discovery, development and commercialization of innovative stress protein-based immunotherapeutics. The Company is developing a broad range of products for the treatment of viral infections and related cancers. In addition to developing HspE7 for diseases caused by HPV, the Company has a program to evaluate stress protein fusions in hepatitis B and has initiated research studies to evaluate its heat shock protein technology in the treatment of herpes simplex and HIV. Stressgen is also an internationally recognized supplier of research products used by scientists worldwide for the study of cellular stress, apoptosis, oxidative stress and neurobiology.

The transaction is subject to regulatory approval.

About Roche

Headquartered in Basel, Switzerland, Roche (www.roche.com) is one of the world's leading research-orientated healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus

enhancing well-being and quality of life. Roche has approximately 64,000 employees and sells it products in over 170 countries. Research at Roche focuses on significant unmet medical needs in the management of central nervous system, genitourinary tract, metabolic, inflammatory, bone, cancer, vascular and viral diseases.

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Media Release

Roche

Basel, 19 June 2002

Targeting rheumatoid arthritis – New hope with smart drug Rituximab

Interim study results indicate rituximab may help improve lives of people with Rheumatoid Arthritis

Encouraging new interim Phase II study results indicate that biologically engineered drug rituximab is effective in fighting Rheumatoid Arthritis (RA). The Phase II study is an international, multi-center, double-blind trial investigating rituximab alone or in combination with other therapies in RA. Final safety and efficacy results are expected later this year and in the meantime Roche, Genentech and IDEC are working closely together to pursue a global clinical phase III development plan for the further study of Rituximab in RA.

In an earlier exploratory trial conducted in 1999, rituximab was shown to be effective in relieving symptoms in patients with RA who had failed to respond to existing therapies.

In 2000 there were 5.8 million patients worldwide with RA. Of the 5.8 million patients worldwide with RA in 2000 (6 million in 2010), 4.1 million were drug treated (4.2 million drug treated in 2010). There is no cure for RA but it is hoped that eventually rituximab will be proven to help improve the lives of those afflicted.

RA is a debilitating disease that hinders the daily activities of sufferers. In Europe, RA affects up to 2 million people. It is characterised by inflammation of multiple joints, cartilage loss and bone erosion, which leads to joint destruction and ultimately reduced joint function. Additionally, since RA is a systematic disease, it can have effects in other tissues, such as lungs, eyes and bone marrow. After ten years of RA, fewer than 50% of patients can continue to work or function normally on a day to day basis.

F. Hoffmann-La Roche Ltd CH-4070 Basel Corporate Communications Tel. ++41-61-688 88 88
Fax ++41-61-688 27 75
http://www.roche.com

Rituximab is the generic name for a drug currently used in the treatment of the most common form of blood cancer, non-Hodgkin's lymphoma. In its hematology indication, rituximab is marketed in Europe as MabThera and in the US, Canada and Japan as Rituxan.

About Genentech

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. Fifteen of the currently approved biotechnology products stem from or are based on Genentech science. Genentech manufactures and commercializes ten biotechnology products directly in the United States. The company has headquarters in South San Francisco, California, and is traded on the New York Stock Exchange under the symbol DNA. For more information, please visit www.rituxan.com.

About IDEC

IDEC Pharmaceuticals focuses on the commercialization and development of targeted therapies for the treatment of cancer and autoimmune diseases. IDEC's antibody products act chiefly through immune system mechanisms, exerting their effect by binding to specific, readily targeted immune cells in the patient's blood or lymphatic systems. IDEC is headquartered in San Diego, California, and is traded on the NASDAQ National Market System under the stock symbol, IDPH.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's innovative products and services address prevention, diagnosis and treatment of diseases, thus enhancing people's well being and quality of life.